Filed by Hortonworks, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Hortonworks, Inc.

Commission File No. 001-36780

This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Hortonworks, Merger Sub and Cloudera.

CLOUDERA AND HORTONWORKS From the Edge to AI October 3, 2018

Statements in this presentation that are not historical in nature are forward-looking statements that, within the meaning of the federal securities laws including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, involve known and unknown risks and uncertainties. Words such as "may", "will", "expect", "intend", "plan", "believe", "seek", "could", "estimate", "judgment", "targeting", "should", "anticipate", "goal" and variations of these words and similar expressions, are also intended to identify forward-looking statements. The forward-looking statements in this presentation address a variety of subjects, including our belief that the enterprise machine learning and analytics market will quickly emerge and that we will continue to lead its direction through technology and product innovation, our expectation that we will continue our momentum in machine learning, analytics and the cloud, achieve synergies, and achieve our long term model. Readers are cautioned that actual results could differ materially from those implied by such forward-looking statements due to a variety of factors, including global economic conditions, competitive pressures and pricing declines, intellectual property infringement claims, and other risks or uncertainties that are described under the caption “Risk Factors” in our Quarterly Report filed with the Securities and Exchange Commission, or the SEC, on September 6, 2018, and in our other SEC filings. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurances that our expectations will be attained. Except to the extent required by applicable law, Cloudera and Hortonworks are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise. We report all financial information required in accordance with U.S. generally accepted accounting principles (GAAP). To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we use certain non-GAAP measures of financial performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the results of our operations as determined in accordance with GAAP. We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results or future outlook. Management uses, and believes that investors benefit from referring to, these non-GAAP financial measures in assessing our operating results, as well as when planning, forecasting and analyzing future periods. We use these non-GAAP financial measures in conjunction with traditional GAAP measures to communicate with our board of directors concerning our financial performance. These non-GAAP financial measures also facilitate comparisons of our performance to prior periods. Please see the slides entitled GAAP to Non-GAAP Reconciliation at the end of this presentation for a reconciliation of each of these measures to the most directly comparable GAAP financial measure. Unless otherwise noted, the information in this presentation is as of July 31, 2018. Cloudera and associated marks are trademarks or registered trademarks of Cloudera, Inc. All other company and product names may be trademarks of their respective owners. SAFE HARBOR STATEMENT

No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed merger between Cloudera and Hortonworks, Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Cloudera and Hortonworks and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in the Solicitation This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. SAFE HARBOR STATEMENT (CONT’D)

Jim Frankola CFO Rob Bearden CEO Scott Davidson COO/CFO Tom Reilly CEO EXECUTIVES ON TODAY’S CALL © Cloudera, Inc. All rights reserved.

SNAPSHOT OF NEXT-GEN DATA MANAGEMENT LEADERS $411M TTM Revenue(1) 568 Customers with $100K+ Software ARR(3) $309M TTM Revenue(2) 259 Customers with $100K+ Subscription ARR(4) 42% TTM Revenue Growth(2) 33% TTM Revenue Growth(1) 87% Subscription Support Gross Margin(4) 87% Subscription Software Gross Margin(3) >1,300 Total Customers >1,400 Total Customers + Note: As of Q2 FY2019 As of Q2 FY2018 As of Q2 FY2019, Non-GAAP As of Q2 FY2018, Non-GAAP See appendix for GAAP reconciliation

Creates clear category leader and industry standard, substantially benefitting customers and the community Enhanced Shareholder Value Compelling strategic rationale Accelerate market development and fuel innovation for IoT, cloud, data warehouse, ML and AI Unified platform with highly complementary offerings for cross-sell Delivers the industry’s first enterprise data cloud – public, private, hybrid, edge Cost synergies and business model benefits accelerate achievement of long-term target model Category leader Fuel innovation Superior platform Cloud everywhere Unlock synergies

TRANSACTION OVERVIEW

Transaction Terms	Each Hortonworks share will be exchanged for 1.305 Cloudera shares
Consideration	Tax-free, stock-for-stock transaction
Pro-forma Ownership	Approximately 60% Cloudera shareholders / 40% Hortonworks shareholders
Company Name	Cloudera
Leadership	Tom Reilly, CEO Jim Frankola, CFO Scott Davidson, COO Arun Murthy, CPO
Board of Directors	Five designated by Cloudera, including Martin Cole (Chairman) Four members designated by Hortonworks, including Rob Bearden A tenth director will be selected by the combined board
Anticipated Close	Calendar Q1 (2019)
Certain Conditions	Approval by Cloudera and Hortonworks shareholders and regulatory agencies cloudera HORTONWORKS 7
© Cloudera, Inc. All rights reserved.

IMMENSE market opportunity Source: IDC. Note: Transformative markets represented $12.7B in 2017 and $32.3B in 2022, approximately broken down into $14.3B for Cognitive/AI Systems and Content Analytics Software, $13.2B for Dynamic Data Management Systems, $4.9B for Advanced and Predictive Analytics Software 2017 2022 $13B Dynamic data mgmt $5B Advanced analytics $14B Cognitive / AI $13B $32B Relational / Non-relational DBMSs and Data Warehouse $51B TAM $83B + = 21% CAGR

FROM THE EDGE TO AI… The industry’s first “enterprise data cloud” Data Engineering Data Warehouse IoT, Ingest & Streaming AI, ML & Data Science Edge | Private | Public | Hybrid © Cloudera, Inc. All rights reserved.

COMPLEMENTARY OFFERINGS DATA SCIENCE & ANALYTICS DS Workbench & Data Warehouse IoT, INGEST & STREAMING DataFlow & Stream Mgt CLOUD & PAAS Altus & DataPlane

Financial Services Telecom Public Healthcare Technology COMPLEMENTARY CUSTOMERS > 120 $1M+ ARR customers > 800 $100K+ ARR customers > 2,500+ total customers Energy Manufacturing Retail Business Services Transportation © Cloudera, Inc. All rights reserved.

Complementary PARTNERSHIPS Cloud OEMs SIs

SCALE AND GROWTH DAY ONE (TTM through Q2 figures) Pro-Forma (pre-synergies) Revenue $411M $309M $720M Gross Margin (%) (1) 74% 74% 74% Operating Margin (%) (1) (19%) (18%) (19%) Operating Cash Flow Margin (%) (6%) (1%) (4%) + Note: See appendix for GAAP to non-GAAP reconciliation powerful synergies R&D optimization Sales enhancements and optimization Corporate functions efficiencies Implement best practices in support and services Net of reinvestment in growth initiatives >$125M Annualized Savings Differentiated and complementary products increase cross-sell opportunities Complementary vertical strengths enlarge addressable market Expanded buyer universe through line of business and IT Revenue Costs

Well positioned to achieve synergies Common code base Strong participation in open source community Similar sales motions Geographic footprint allows easier collaboration and integration North America HQ: Silicon Valley Europe Budapest, Hungary Asia India

Accelerate path to long-term model (TTM through Q2 figures) Day 1 Profile Revenue $720M Revenue Growth (%) 37% Gross Margin (%) (3) 74% Operating Margin (%) (3) (19%) Operating Cash Flow Margin (%) (4%) CY2020E(1) (FY2021E) Long-Term Model >$1B >20% >75% 82% - 84% >10%(2) 30% >15% > $125M of Annualized Savings(1) Note: Based on management’s current expectations and beliefs, and subject to a number of factors and uncertainties that could cause actual results to differ materially from those described here. There is no assurance that the actual results anticipated by us will be realized or that, even if substantially realized, will have the expected consequences to, or effects on, our business or operations Excludes impact of purchase price accounting See appendix for GAAP to non-GAAP reconciliation

Enhanced Shareholder Value Compelling strategic rationale Accelerate market development and fuel innovation for IoT, cloud, data warehouse, ML, and AI Unified platform with highly complementary offerings for cross-sell Enables the industry’s first enterprise data cloud – public, private, hybrid, edge Cost synergies and business model benefits accelerate achievement of long-term target model Creates clear category leader and industry standard, substantially benefitting customers and the community Category leader Fuel innovation Superior platform Cloud everywhere Unlock synergies

Q&A

APPENDIX

Cloudera non-gaap reconciliation Cloudera (in thousands) FQ3 2018 FQ4 2018 FQ1 2019 FQ2 2019 TTM GAAP Gross Profit $61,443 $70,623 $69,356 $78,206 $279,628 GAAP Gross Margin 65.0% 68.3% 67.5% 70.9% 68.0% Cost of Revenue: Stock Based Compensation $6,937 $6,112 $5,022 $5,272 $23,343 Cost of Revenue: Amortization of Intangibles $584 $622 $622 $622 $2,450 Non-GAAP Gross Profit $68,964 $77,357 $75,000 $84,100 $305,421 Non-GAAP Gross Margin 72.9% 74.8% 73.0% 76.2% 74.3% Cloudera (in thousands) FQ3 2018 FQ4 2018 FQ1 2019 FQ2 2019 TTM GAAP Operating Income ($56,590) ($45,678) ($50,421) ($33,850) ($186,539) GAAP Operating Margin (59.8%) (44.2%) (49.1%) (30.7%) (45.4%) Stock Based Compensation $31,147 $28,326 $ 25,366 $20,475 $105,314 Amortization of Intangibles $1,038 $800 $657 $657 $3,152 Non-GAAP Operating Profit ($24,405) ($16,552) ($24,398) ($12,718) ($78,073) Non-GAAP Operating Margin (25.8%) (16.0%) (23.8%) (11.5%) (19.0%)

Hortonworks non-gaap reconciliation Hortonworks (in thousands) Q3 2017 Q4 2017 Q1 2018 Q2 2018 TTM GAAP Gross Profit $47,658 $53,576 $56,801 $62,426 $220,461 GAAP Gross Margin 69% 71% 72% 72% 71% Cost of Revenue: Stock Based Compensation $2,090 $2,187 $2,027 $2,949 $9,253 Cost of Revenue: Amortization of Intangibles $0 $0 $0 $0 $0 Non-GAAP Gross Profit $49,748 $55,763 $58,828 $65,375 $229,714 Non-GAAP Gross Margin 72% 74% 74% 76% 74% Hortonworks (in thousands) Q3 2017 Q4 2017 Q1 2018 Q2 2018 TTM GAAP Operating Income ($44,176) ($45,805) ($40,828) ($42,014) ($172,823) GAAP Operating Margin (64%) (61%) (52%) (49%) (56%) Stock Based Compensation $28,533 $30,881 $ 26,290 $31,440 $117,144 Amortization of Intangibles and advisory fees $221 $322 $217 $219 $979 Non-GAAP Operating Profit ($15,422) ($14,602) ($14,321) ($10,355) ($54,700) Non-GAAP Operating Margin (22%) (19%) (18%) (12%) (18%)